ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

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Routine announcements in the period to 1 December 2015

01.12.15	Total Voting Rights

18.11.15	National Grid Gas plc Half year report for the six months ended 30 September 2015

18.11.15	National Grid Electricity Transmission plc Half year report for the six months ended 30 September 2015

10.11.15	Notification of Directors’ Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

26 November 2015: Notice of adjustment to the Conversion Price of convertible bonds due 2020
12 November 2015: National Grid holds US Update event in London
11 November 2015: National Grid appoints Deloitte as its auditor
10 November 2015: Half year report for the six months ended 30 September 2015
9 November 2015: Massachusetts electric rate filing submitted
3 November 2015: John Pettigrew to succeed Steve Holliday as Chief Executive of National Grid